Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

AOG Institutional Fund

11911 Freedom Drive, Suite 730

Reston, Virginia 20190

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that AOG Institutional Fund (the “Fund”) has received and accepted for purchase your tender of Shares of Beneficial Interest in the Fund.

In accordance with the terms of the tender offer, you will be issued payment in cash or a non-interest bearing, non-transferable debt obligation, which may or may not be certificated, entitling you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered shares (“Shares”) as of June 28, 2024 (or such later date as may be determined by the Fund if the tender offer is extended, the “Valuation Date”).

Subject to the terms and conditions of the tender offer, payment in settlement of the debt obligation is generally expected to be made by a single payment equal to 100% of the unaudited net asset value of the Shares tendered and purchased, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of seven (7) calendar days after the Valuation Date.

If you have any questions, please contact the Fund’s administrator at (877) 600-3573.

Sincerely,

AOG Institutional Fund